ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 February 2002

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

02015739

MAR 05 2002

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
20 Feb 2002: ASX and Media Release

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 February 2002

ASX and MEDIA RELEASE

CHINA – BLOCK 22/12, Beibu Gulf, FAR Interest: 10.00%

The following information was released by the Operator, Bligh, to the ASX yesterday and will be of interest to FAR shareholders:-

> Preparations are at an advanced stage for the drilling of the Wei 6-12-1 exploration well Block 22/12, located in the Beibu Gulf, Offshore Southwest China.
>
> The well will be drilled to an initial depth of 1750 metres, under the terms of a turnkey contract with CNOOC Services Ltd, using the Nanhai IV jack-up rig, which is expected on location before the end of February. The cost of the well is expected to be approximately US$4 million.
>
> The 6/12-1 prospect is an untested structural closure, defined by 3D seismic control, which is located approximately 10 kilometres east of the 12/1-1 producing field complex, and less than 5 kilometres from existing accessible pipeline facilities. Mean potential reserve estimates are in excess of 100 million barrels of oil, with the primary target being the Weizhou formation, anticipated in the interval from 1400 metres-1750 metres. A number of oil discoveries already exist on the Block, some of which are also candidates for future development.

A time versus depth drill schedule of the Wei 6-12-1 well is attached to this release to enable shareholders to follow the planned progress of the well expected to spud this weekend.

OTHER

A notice has been sent to shareholders with the objective of placing FAR in an immediate position to raise funds for testing and developing the China offshore well. It is possible the well may reach its objective prior to any future funding by FAR. In any event the facility sought by the notice is a maximum and FAR will continue its established policy of maintaining a tight capital structure to maximise shareholder leverage.

Michael Evans
Chairman

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au


Days
Depth
0
5
10
15
20
25
30
35
40
0
500
1000
1500
Turnkey Commitment Depth 1750m
2000
Optional Turnkey Depth 2350m
2500
Drill 36" Hole & Set 30" Casing at 145m
Drill 17 1/2" Hole
Run & Cement 13 3/8" Casing at 495m
Drill 12 1/4" Hole
Log and P&A or Run 9 5/8" Casing
Minimum Turnkey Drilling Operations
Drill 8 3/8" Hole to 2350m
P&A or Temp Abdnmt. and Demobilization
Log and Test or Log, Run 7" Liner & Test
Optional Drilling and Testing Operations

Wei 6-12-1
Time vs Depth Plot

Figure14